UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 30, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $4,100,000 Buffered SuperTrackSM Digital Notes due November 29, 2013 Linked to the Performance of the S&P 500® Index

•                  $5,200,000 Annual Reset Coupon Buffered Notes due November 30, 2016 Linked to the S&P 500® Index

•                  $4,100,000 Annual Reset Coupon Buffered Notes due November 28, 2014 Linked to the S&P 500® Index

•                  $5,980,000 Super TrackSM Notes due February 5, 2015 Linked to the Performance of the S&P 500® Index

•                  $2,820,000 Super TrackSM Notes due February 5, 2015 Linked to the Performance of the S&P 500® Index

•                  $300,000 15.50% Exchangeable Notes due May 31, 2012 (Linked to the Common Stock of Bank of America Corp)

•                  $100,000 12.00% Exchangeable Notes due May 31, 2012 (Linked to the Common Stock of Halliburton Company)

•                  $100,000 11.00% Exchangeable Notes due November 28, 2012 (Linked to the Common Stock of Citigroup Inc.)

•                  $100,000 9.50% Exchangeable Notes due November 28, 2012 (Linked to the Common Stock of Amazon.com Inc.)

•                  $200,000 10.50% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of Goldman Sachs Group Inc.)

•                  $100,000 8.00% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of MetLife, Inc.)

•                  $100,000 8.50% Exchangeable Notes due November 28, 2012 (Linked to the Common Stock of Google Inc (Class A Common Stock))

•                  $100,000 11.00% Exchangeable Notes due November 28, 2012 (Linked to the Common Stock of Hewlett-Packard Company)

•                  $100,000 10.75% Exchangeable Notes due November 28, 2012 (Linked to the Common Stock of Marathon Oil Corporation)

•                  $600,000 14.50% Exchangeable Notes due May 31, 2012 (Linked to the Common Stock of Cummins Inc.)

•                  $23,325,310 Accelerated Return Notes® Linked to the Russell 2000® Index due January 25, 2013

•                  $40,680,060 Accelerated Return Notes® Linked to the S&P 500® Index due January 25, 2013

•                  $13,371,370 Enhanced Market-Linked Step Up Notes with Buffer Linked to the Dow Jones Industrial AverageSM due December 1, 2014

•                  $4,122,990 Market-Linked Step Up Notes Linked to the S&P 500® Index due November 22, 2013

•                  $22,875,850 Accelerated Return Notes® Linked to the PHLX Oil Service SectorSM Index due January 25, 2013

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: November 30, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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